Exhibit A

Joint Filing Statement

We, the undersigned, hereby express our agreement that the attached Schedule 13D with respect to the Class A ordinary shares, par value US$0.0001 per share, of Vipshop Holdings Limited, a Cayman Islands company, is, and any further amendments thereto signed by or on behalf of each of the undersigned be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.  This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Dated: February 11, 2015

Advanced Sea International Limited	By:	/s/ Jacky Xu
Name: Jacky Xu
Title: Director

Jacky Xu		/s/ Jacky Xu
Jacky Xu